SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13D
                                (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                               (Amendment No. 3)

                              BIOCHEM PHARMA INC.

                               (Name of Issuer)

                       Common Shares, Without Par Value

                        (Title of Class of Securities)

                                  09058T 10 8
                                (CUSIP Number)

                                Stephen Cowden
                              Glaxo Wellcome plc
                    Glaxo Wellcome House, Berkeley Avenue,
                     Greenford, Middlesex Ub6 0NN, England
                              011-44-171-408-8706

  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                with copies to:

                                 Rhett Brandon
                          Simpson Thacher & Bartlett
                             425 Lexington Avenue
                           New York, NY  10017-3954
                                 212-455-2000

                                 June 11, 1999
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box /_/.

                 Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D
CUSIP No.     09058T 10 8                   Page 3 of 41 Pages

   1    NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Glaxo Wellcome plc
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a)  /_/
                                                              (b)  /_/
        Joint Filing
   3    SEC USE ONLY

   4    SOURCE OF FUNDS*

        Not applicable
   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)                                                 /_/

   6    CITIZENSHIP OR PLACE OF ORGANIZATION

        England
                    7   SOLE VOTING POWER
    NUMBER OF
      SHARES            13,316,908 Shares
   BENEFICIALLY     8   SHARED VOTING POWER
     OWNED BY
       EACH             Not applicable
    REPORTING       9   SOLE DISPOSITIVE POWER
      PERSON
       WITH             13,316,908 Shares
                    10  SHARED DISPOSITIVE POWER

                        Not applicable
   11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        13,316,908 Shares
   12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES*                                                            /_/

   13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        12.22%
   14   TYPE OF REPORTING PERSON*

        HC, CO
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION

                                 SCHEDULE 13D
CUSIP No.     09058T 10 8                   Page 4 of 41 Pages

   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Glaxo Group Limited
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)  /_/
                                                              (b)  /_/
       Joint Filing
   3   SEC USE ONLY

   4   SOURCE OF FUNDS*

       Not applicable
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)                                                  /_/

   6   CITIZENSHIP OR PLACE OF ORGANIZATION

       England
                 7  SOLE VOTING POWER
   NUMBER OF
    SHARES          13,316,908 Shares
 BENEFICIALLY    8  SHARED VOTING POWER
   OWNED BY
     EACH           Not applicable
   REPORTING     9  SOLE DISPOSITIVE POWER
    PERSON
     WITH           13,316,908 Shares
                10  SHARED DISPOSITIVE POWER

                    Not applicable
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       13,316,908 Shares
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                          /_/

  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       12.22%
  14   TYPE OF REPORTING PERSON*

       HC, CO
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION

                                 SCHEDULE 13D
CUSIP No.     09058T 10 8                   Page 5 of 41 Pages

   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Glaxo Wellcome International BV
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)  /_/
                                                              (b)  /_/
       Joint Filing
   3   SEC USE ONLY

   4   SOURCE OF FUNDS*

       Not applicable
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)                                                  /_/

   6   CITIZENSHIP OR PLACE OF ORGANIZATION

       The Netherlands
                 7  SOLE VOTING POWER
   NUMBER OF
    SHARES          13,316,908 Shares
 BENEFICIALLY    8  SHARED VOTING POWER
   OWNED BY
     EACH           Not applicable
   REPORTING     9  SOLE DISPOSITIVE POWER
    PERSON
     WITH           13,316,908 Shares
                10  SHARED DISPOSITIVE POWER

                    Not applicable
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       13,316,908 Shares
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                          /_/

  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       12.22%
  14   TYPE OF REPORTING PERSON*

        HC, CO
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION

                                 SCHEDULE 13D
CUSIP No.     09058T 10 8                   Page 6 of 41 Pages

   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Glaxo Wellcome Inc.
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)  /_/
                                                              (b)  /_/
       Joint Filing
   3   SEC USE ONLY

   4   SOURCE OF FUNDS*

       Not applicable
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)                                                  /_/

   6   CITIZENSHIP OR PLACE OF ORGANIZATION

       Ontario, Canada
                 7  SOLE VOTING POWER
   NUMBER OF
    SHARES          13,316,908 Shares
 BENEFICIALLY    8  SHARED VOTING POWER
   OWNED BY
     EACH           Not applicable
   REPORTING     9  SOLE DISPOSITIVE POWER
    PERSON
     WITH           13,316,908 Shares
                10  SHARED DISPOSITIVE POWER

                    Not applicable
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       13,316,908 Shares
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                          /_/

  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       12.22%
  14   TYPE OF REPORTING PERSON*

       CO
                    * SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION

                 This statement on Schedule 13D relates to the common shares, without par value (the "Common Stock") of BioChem Pharma, Inc., an Ontario corporation ("BioChem"). This statement on Schedule 13D constitutes Amendment No. 3 to the Schedule 13D, as amended and supplemented (the "Schedule 13D"), originally filed with the Commission by Glaxo Wellcome Inc. (formerly known as "Glaxo Canada Inc.," an Ontario corporation, on August 5, 1991, and it amends and supplements the Schedule 13D to include the information set forth herein. Capitalized terms not defined herein have the meanings given to such terms in the prior statement on Amendment No. 2 to
Schedule 13D jointly filed with the Commission on May 21, 1999 by (i) Glaxo Wellcome Inc., (ii) Glaxo Wellcome International BV, (iii) Glaxo Group Limited and (iv) Glaxo Wellcome plc (each, a "Glaxo Reporting Person").

                 Information contained herein with respect to each Glaxo Reporting Person is given solely by such Glaxo Reporting Person and no Glaxo Reporting Person has the responsibility for the accuracy or completeness of information supplied by another Glaxo Reporting Person. The agreement among the Glaxo Reporting Persons relating to the joint filing of this Schedule 13D is attached as Exhibit 1 hereto.

                 The information set forth in the Exhibits attached hereto is hereby expressly incorporated herein by reference and the response to each item of this statement is qualified in its entirety by the provisions of such Exhibits.

Item 4.          Purpose of Transaction

                 The information contained in Item 4 of the Schedule 13D is hereby amended and supplemented by the following information.

                 On June 11, 1999, Glaxo Wellcome Inc. and BioChem entered into a Share Purchase Agreement whereby Glaxo Wellcome Inc. agreed to sell 8,000,000 shares of BioChem Common Stock it currently owns (the "Vendor Shares") to BioChem at a price of US$20 per share. This sale is made for investment purposes and is subject to certain conditions which include, among others, the approval of the Canadian regulatory authorities and the majority approval of BioChem shareholders, excluding Glaxo Wellcome Inc. BioChem will pay US$80 million in cash to Glaxo Wellcome Inc. at closing and issue a promissory note for US$80 million to Glaxo Wellcome Inc. payable in January 2001 for the remaining balance. The closing is currently scheduled for July 19, 1999 or such other date not later than July 30, 1999 (the "Closing Date").

                 Pursuant to the Share Purchase Agreement, Glaxo Wellcome Inc. has also agreed not to purchase or dispose of additional shares of BioChem Common Stock before the earliest of (1) December 31, 2000, (2) a Change of Control Event (as defined in the Share Purchase Agreement) and (3) the date on which BioChem issues additional shares of BioChem Common Stock with the result that more than 125,000,000 shares of BioChem Common Stock are issued and outstanding. However, this covenant will have no further effect if the Vendor Shares are not sold in accordance with the Share Purchase Agreement by the Closing Date.

                 As of May 3, 1999, based upon information set forth in the 1999 Management Proxy Circular of BioChem, there were 108,992,890 shares of Common Stock of BioChem outstanding. However, on June 11, 1999, BioChem announced that all of the Vendor Shares will be cancelled upon repurchase from Glaxo Wellcome Inc. Consequently, as a result of this transaction, Glaxo Wellcome plc, Glaxo Group Limited and Glaxo Wellcome International BV may be deemed to be indirect beneficial owners of 5,316,908 shares of Common Stock of BioChem held directly by Glaxo Wellcome Inc, which shares represent approximately 5.3% of the outstanding shares of Common Stock of BioChem. This Common Stock ownership percentage is based on the assumption that there will be 100,992,908 shares of Common Stock of Biochem outstanding after this transaction.

ITEM 5.          Interest in Securities of the Issuer.

                 The information contained in Item 5 of the Schedule 13D is hereby amended and supplemented by the information set forth above in Item 4, which is hereby incorporated by reference herein.

ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

                 The information contained in Item 6 of the Schedule 13D is hereby amended and supplemented by the information set forth above in Item 4, which is hereby incorporated by reference herein.

ITEM 7.          Material to be Filed as Exhibits.

Exhibit 1 --     Joint Filing Agreement among Glaxo Wellcome plc, Glaxo Group
                 Limited, Glaxo Wellcome International BV and Glaxo Wellcome
                 Inc.

Exhibit 2 --     Share Purchase Agreement, dated as of June 11, 1999, between
                 Glaxo Wellcome Inc. and BioChem Pharma Inc.

Exhibit 3 --     Press Release issued by Glaxo Wellcome plc, dated June 11,
                 1999.

Exhibit 4 --     Press Release issued by BioChem Pharma Inc., dated June 11,
                 1999.

                                   SIGNATURE


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 18, 1999


                                  GLAXO WELLCOME PLC


                                  By:     /s/ Stephen John Cowden
                                         ----------------------------------
                                         Name:  Stephen John Cowden
                                         Title:  Company Secretary

                           EXHIBIT 1 TO SCHEDULE 13D

                            JOINT FILING AGREEMENT


       Each of the undersigned hereby agrees and consents that the Schedule 13D is, and any amendments thereto will be, filed by Glaxo Wellcome plc on behalf of each of them and authorizes Glaxo Wellcome plc to make such filings. The Schedule 13D is, and any amendments thereto will be, filed jointly on behalf of each of them pursuant to Sections 13(d) and 13(g) of the U.S. Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder. Each of these persons is not responsible for the completeness or accuracy of the information concerning the other persons making this filing and any future filings unless such person knows or has reason to believe that such information is inaccurate. This agreement may be signed in counterparts.


GLAXO WELLCOME PLC                     GLAXO GROUP LIMITED


By:  /s/ Stephen John Cowden           By:  /s/ Stephen John Cowden
    ---------------------------------      ---------------------------------
    Name:  Stephen John Cowden             Name:  Stephen John Cowden
    Title:  Company Secretary              Title:  Company Secretary



GLAXO WELLCOME INTERNATIONAL BV        GLAXO WELLCOME  INC.


By:  /s/ Onno Rethmeier                By:  /s/ Karin Huber-Levy
    ---------------------------------      ---------------------------------
    Name:  Onno Rethmeier                  Name:  Karin Huber-Levy
    Title:  Director                       Title:  Corporate Secretary

                           EXHIBIT 2 TO SCHEDULE 13D







                           SHARE PURCHASE AGREEMENT

                                    BETWEEN

                              BIOCHEM PHARMA INC.

                                      AND

                              GLAXO WELLCOME INC.

                                  MADE AS OF

                                 JUNE 11, 1999

                               TABLE OF CONTENTS

                           SHARE PURCHASE AGREEMENT



ARTICLE 1 - INTERPRETATION  . . . . . . . . . . . . . . . . . . . . . . . . 13
         1.01    Definitions  . . . . . . . . . . . . . . . . . . . . . . . 13
         1.02    Headings . . . . . . . . . . . . . . . . . . . . . . . . . 15
         1.03    Extended Meanings  . . . . . . . . . . . . . . . . . . . . 16
         1.04    Schedules  . . . . . . . . . . . . . . . . . . . . . . . . 16

ARTICLE 2 - PURCHASE AND SALE . . . . . . . . . . . . . . . . . . . . . . . 16
         2.01    Purchase and Sale and Purchase Price . . . . . . . . . . . 16
         2.02    Closing  . . . . . . . . . . . . . . . . . . . . . . . . . 16

ARTICLE 3 - REPRESENTATIONS AND WARRANTIES  . . . . . . . . . . . . . . . . 17
         3.01    Vendor's Representations and Warranties  . . . . . . . . . 17
         3.02    Purchaser's Representations and Warranties . . . . . . . . 18

ARTICLE 4 - COVENANTS . . . . . . . . . . . . . . . . . . . . . . . . . . . 18
         4.01    Taxes  . . . . . . . . . . . . . . . . . . . . . . . . . . 18
         4.02    Covenants of the Vendor  . . . . . . . . . . . . . . . . . 19
         4.03    Covenants of the Purchaser . . . . . . . . . . . . . . . . 19

ARTICLE 5 - CONDITIONS  . . . . . . . . . . . . . . . . . . . . . . . . . . 20
         5.01    Conditions for the Benefit of the Purchaser  . . . . . . . 20
         5.02    Conditions for the Benefit of the Vendor . . . . . . . . . 21

ARTICLE 6 - GENERAL . . . . . . . . . . . . . . . . . . . . . . . . . . . . 23
         6.01    Further Assurances . . . . . . . . . . . . . . . . . . . . 23
         6.02    Time of the Essence  . . . . . . . . . . . . . . . . . . . 23
         6.03    Commissions  . . . . . . . . . . . . . . . . . . . . . . . 23
         6.04    Fees and Expenses  . . . . . . . . . . . . . . . . . . . . 23
         6.05    Public Announcements   . . . . . . . . . . . . . . . . . . 23
         6.06    Benefit of the Agreement . . . . . . . . . . . . . . . . . 23
         6.07    Entire Agreement . . . . . . . . . . . . . . . . . . . . . 24
         6.08    Amendments and Waiver  . . . . . . . . . . . . . . . . . . 24
         6.09    Assignments  . . . . . . . . . . . . . . . . . . . . . . . 24
         6.10    Notices  . . . . . . . . . . . . . . . . . . . . . . . . . 24
         6.11    Governing Law  . . . . . . . . . . . . . . . . . . . . . . 25
         6.12    Attornment   . . . . . . . . . . . . . . . . . . . . . . . 25

                           SHARE PURCHASE AGREEMENT

                 THIS AGREEMENT made as of June 11, 1999;

B E T W E E N:

                          GLAXO WELLCOME INC., a corporation
                          amalgamated and continued under the
                          laws of the province of Ontario
                          (hereinafter referred to as the
                          "Vendor"),
                                                            OF THE FIRST PART,

                                    - and -

                          BIOCHEM PHARMA INC., a corporation
                          incorporated under the laws of
                          Canada (hereinafter referred to as
                          the "Purchaser"),
                                                           OF THE SECOND PART.

                 WHEREAS the Vendor is the beneficial and registered owner of 13,316,908 common shares of the Purchaser;

                 AND WHEREAS the Vendor desires to sell and the Purchaser desires to purchase the Shares upon and subject to the terms and conditions hereinafter set forth;

                 NOW THEREFORE THIS AGREEMENT WITNESSES that in consideration of the premises and the covenants and agreements herein contained the parties hereto agree as follows:

                          ARTICLE 1 - INTERPRETATION

1.01             Definitions

                 In this Agreement, unless something in the subject matter or context is inconsistent therewith:

         (a) "Acceleration Event" means any event whereby (i) the Purchaser ceases or publicly declares its intent to cease to carry on business on a going concern (ii) the Purchaser becomes an insolvent person within the meaning of the Bankruptcy and Insolvency Act (Canada) or commits or threatens to commit any act of bankruptcy, (iii) there is commenced any proceeding or the taking of any step by or against the Purchaser for the dissolution, liquidation or winding-up of the Purchaser or for any relief under the laws of any jurisdiction relating to bankruptcy, insolvency, reorganization, arrangement, compromise or winding-up, or for the appointment of one or more of a trustee, receiver, receiver and manager, custodian, liquidator or any other person with similar powers with respect to the Purchaser, in each case unless contested in good faith by the Purchaser within 3 business days, or (iv) all or part of any material indebtedness for borrowed money of or guaranteed by the Purchaser is accelerated and becomes due and payable prior to the date on which the same would otherwise be due and payable and such acceleration is not contested by the Purchaser in good faith within 3 business days, or (v) the Purchaser makes a communication to the Vendor pursuant to Subsection 4.03(4).

         (b) "Acceleration Protection" means the right of the Vendor to require immediate repayment of the Note in advance of its maturity date on the happening of an Acceleration Event;

         (c) "Agreement" means this agreement and all amendments made hereto by written agreement between the Vendor and the Purchaser;

         (d) "Business Day" means a day other than a Saturday, Sunday or statutory holiday in Quebec or Ontario;

         (e) "Change of Control Event" means the acquisition of more than 30% of the outstanding common shares of the Purchaser by any person other than the Vendor or any group of persons acting jointly or in concert or any merger, amalgamation, reorganization, recapitalization, acquisition of all or substantially all of the assets of the Purchaser or the acquisition of a substantial part of the treasury shares of the Purchaser or any similar transaction which results in any person other than the Vendor or group of persons not including the Vendor acting jointly or in concert holding more than 30% of the outstanding voting securities of the Purchaser, any successor thereto or any successor to the business of the Purchaser or any substantial part thereof, and includes the making of a take-over bid which upon completion would constitute a Change of Control Event as described above, except that if the Vendor tenders any of the common shares of the Purchaser held by the Vendor into such a bid and the bid expires without any common shares of the Purchaser having been acquired thereunder, then from the time of the expiry of the bid the covenant in Subsection 4.02(1) shall revive;

         (f) "Closing Date" means July 19, 1999 or such other date not later than July 30, 1999 agreed to in writing between the Vendor and the Purchaser;

         (g) "Note" means a promissory note of the Purchaser in the principal amount of US$80,000,000 due on the first to occur of (i) January 19, 2001 and (ii) the occurrence of an Acceleration Event, substantially in the form of Schedule A, which promissory note bears interest at an annual compound rate of 5%, is payable at any time with accrued interest and has the benefit of the Set-off Protection and the Acceleration Protection;

         (h)     "Purchase Price" has the meaning set out in Subsection
                 2.01(1);

         (i) "Set-Off Protection" means the Vendor's entitlement as more particularly described in the Acknowledgment and Direction to withhold, retain and apply toward payment of the Note up to 50% of any royalty payment due to be paid by the Vendor or certain affiliates thereof to the Purchaser or certain affiliates thereof after the maturity of the Note or after the occurrence of an Acceleration Event against any amount, including interest, then payable under the Note until the amount is paid in full;

         (j)     "Shares" means 8,000,000 common shares of the Purchaser; and

         (k)     "Time of Closing" means 3:00 p.m. (Toronto Time) on the
                 Closing Date.

1.02             Headings

                 The division of this Agreement into Articles and Sections and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Agreement. The terms "this Agreement", "hereof", "hereunder" and similar expressions refer to this Agreement and not to any particular Article, Section or other portion hereof and include any agreement supplemental hereto. Unless something in the subject matter or context is inconsistent therewith, references herein to Articles and Sections are to Articles and Sections of this Agreement.

1.03             Extended Meanings

                 In this Agreement words importing the singular number only shall include the plural and vice versa, words importing the masculine gender shall include the feminine and neuter genders and vice versa and words importing persons shall include individuals, partnerships, associations, trusts, unincorporated organizations and corporations.

1.04             Schedules

                 The following Schedule is annexed hereto and incorporated by reference and deemed to be part hereof:

                 Schedule A - Form of Note; and
                 Schedule B - Acknowledgment and Direction.


                         ARTICLE 2 - PURCHASE AND SALE

2.01             Purchase and Sale and Purchase Price

         (1) The Vendor shall sell the Shares to the Purchaser and the Purchaser shall purchase the Shares from the Vendor for US$20 each for an aggregate purchase price (hereinafter referred to as the "Purchase Price") of US$160,000,000 upon and subject to the terms and conditions hereof.

         (2)     The Purchase Price shall be paid and satisfied:

         (a) as to US$80,000,000 in immediately available funds by wire transfer to an account designated by the Vendor or, at the option of the Vendor, by bank draft payable at par in Toronto to or to the order of the Vendor; and

         (b)     as to the balance of the Purchase Price by the Note,

both to be delivered by the Purchaser to the Vendor at the Time of Closing against delivery to the Purchaser of a share certificate or certificates evidencing the Shares duly endorsed for transfer to the Purchaser.

2.02             Closing

                 The sale and purchase of the Shares shall be completed at the Time of Closing at the offices of McCarthy Tetrault, Suite 4800, Toronto Dominion Bank Tower, Toronto-Dominion Centre, Toronto, Ontario.

                  ARTICLE 3 - REPRESENTATIONS AND WARRANTIES

3.01             Vendor's Representations and Warranties

                 The Vendor represents and warrants to the Purchaser that:

         (a) the Vendor is a corporation duly incorporated, organized and subsisting under the laws of the province of Ontario;

         (b) 13,316,908 of the issued and outstanding common shares of the Purchaser are beneficially owned by and registered in the name of the Vendor;

         (c) the Vendor is the beneficial and registered owner of the Shares free and clear of all liens, charges, encumbrances and any other rights of others;

         (d) the Vendor has good and sufficient power, authority and right to enter into and deliver this Agreement and to transfer the legal and beneficial title and ownership of the Shares to the Purchaser free and clear of all liens, charges, encumbrances and any other rights of others;

         (e) there is no contract, option or any other right of another binding upon or which at any time in the future may become binding upon the Vendor to sell, transfer, assign, pledge, charge, mortgage or in any other way dispose of or encumber any of the Shares other than pursuant to the provisions of this Agreement;

         (f) the Vendor is a resident of Ontario, the address of the Vendor as shown on the share register of the Purchaser is in Ontario;

         (g) the Vendor is a resident of Canada for purposes of the Income Tax Act (Canada); and

         (h) the senior management of the Vendor is not aware of any publicly undisclosed material fact concerning the drugs 3TC and lamivudine which would, if disclosed, reasonably be expected to have a significant effect on the market price or value of the Purchaser's common shares.

3.02             Purchaser's Representations and Warranties

                 The Purchaser represents and warrants to the Vendor that:

         (a) the Purchaser is a corporation duly incorporated, organized and subsisting under the laws of Canada;

         (b) the Purchaser has good and sufficient power, authority and right to enter into and deliver this Agreement and, subject to satisfaction of the conditions hereof, to complete the transactions to be completed by the Purchaser contemplated hereby;

         (c) the Purchaser is a Canadian within the meaning of the Investment Canada Act (Canada);

         (d)     the Purchaser has outstanding 108,992,890 common shares;

         (e) the Purchaser has in place or is confident of obtaining lines of credit, if needed, which are available and sufficient to fund payment of the Purchase Price by the Purchaser including the portion due under the Note;

         (f) the senior management of the Purchaser is not aware of any publicly undisclosed material fact in relation to the Purchaser's business and affairs which would, if disclosed, reasonably be expected to have a significant effect on the market price or value of the Purchaser's common shares; and

         (g) the Purchaser has not granted to any third party any security interest in nor has the Purchaser assigned to any third party any of the benefits to which the Purchaser is entitled, in whole or in part, in respect of the royalty payments referred to in Subsection 1.01(i).


                             ARTICLE 4 - COVENANTS

4.01             Taxes

                 The Purchaser does not assume and shall not be liable for any taxes under the Income Tax Act (Canada) or any other taxes whatsoever which may be or become payable by the Vendor including, without limiting the generality of the foregoing, any taxes resulting from or arising as a consequence of the sale by the Vendor to the Purchaser of the Shares herein contemplated, and the Vendor shall indemnify and save harmless the Purchaser from and against all such taxes. For purposes of Subsection 191(4) of the

Income Tax Act (Canada), the specified amount in respect of each Share shall be CAN$28.50.

4.02             Covenants of the Vendor

         (1) The Vendor shall not purchase or dispose of common shares of the Purchaser, other than the sale of the Shares hereunder, prior to the first to occur of:

         (a)     December 31, 2000;

         (b)     a Change of Control Event; and

         (c) the date on which the Purchaser issues additional common shares with the result that more than 125 million common shares of the Purchaser are issued and outstanding,

but this covenant shall be of no further effect if the Shares have not been sold in accordance with the terms of this Agreement by the Closing Date.

         (2) The Vendor shall ensure that the representations and warranties of the Vendor set forth in Subsections 3.01(a) to (h) are true and correct at the Time of Closing and that the conditions of closing for the benefit of the Purchaser set forth in Section 5.01 over which the Vendor has reasonable control have been performed or complied with by the Time of Closing.

         (3) Provided that, in the case of claims and demands made by third parties, the Purchaser has given prompt notice to the Vendor of any such claims and demands made upon it, the Vendor shall indemnify and save harmless the Purchaser from and against all losses, damages or expenses directly or indirectly suffered by the Purchaser resulting from any breach of any covenant of the Vendor contained in this Agreement or from any inaccuracy or misrepresentation in any representation or warranty set forth in Section 3.01.

         (4) The covenants of the Vendor set forth in this Section 4.02 shall survive the completion of the sale and purchase of the Shares herein provided for and, notwithstanding such completion, shall continue in full force and effect for the benefit of the Purchaser in accordance with the terms thereof.

4.03             Covenants of the Purchaser

         (1) The Purchaser shall ensure that the representations and warranties of the Purchaser set forth in Subsections 3.02(a) to (g) are true and correct at the Time of Closing and that the conditions of closing for the benefit of the Vendor set forth in Section 5.02 over which the Purchaser has reasonable control have been performed or complied with by the Time of Closing.

         (2) Provided that, in the case of claims and demands made by third parties, the Vendor has given prompt notice to the Purchaser of any such claims and demands made upon it, the Purchaser shall indemnify and save harmless the Vendor from and against all losses, damages or expenses directly or indirectly suffered by the Vendor resulting from any breach of any covenant of the Purchaser contained in this Agreement or from any inaccuracy or misrepresentation in any representation or warranty set forth in Section 3.02.

         (3)     The covenants of the Purchaser set forth in this Section
4.03 shall survive the completion of the sale and purchase of the Shares herein provided for and, notwithstanding such completion, shall continue in full force and effect for the benefit of the Vendor in accordance with the terms thereof.

         (4) The Purchaser shall promptly advise the Vendor upon the Purchaser having reasonable grounds for believing that it will be unable to pay the Note when due.


                            ARTICLE 5 - CONDITIONS

5.01             Conditions for the Benefit of the Purchaser

         (1) The purchase by the Purchaser of the Shares is subject to the following conditions which are for the exclusive benefit of the Purchaser to be performed or complied with at or prior to the Time of Closing:

         (a) the representations and warranties of the Vendor set forth in Section 3.01 shall be true and correct at the Time of Closing with the same force and effect as if made at and as of such time;

         (b) the Vendor shall have performed or complied with all of the terms, covenants and conditions of this Agreement to be performed or complied with by the Vendor at or prior to the Time of Closing;

         (c) the Purchaser shall have been furnished with such certificates, affidavits or statutory declarations of the Vendor or of officers of the Vendor as the Purchaser or the Purchaser's counsel may reasonably think necessary in order to establish that the terms, covenants and conditions contained in this Agreement to have been performed or complied with by the Vendor at or prior to the Time of Closing have been performed and complied with and that the representations and warranties of the Vendor herein given are true and correct at the Time of Closing;

         (d) all necessary steps, proceedings and regulatory notifications and approvals shall have been taken, given or received to permit the Shares to be duly and regularly transferred to the Purchaser, including the granting of exemption orders from applicable securities law requirements on terms acceptable to the Vendor's and the Purchaser's respective counsel acting reasonably and all conditions required under the exemption orders shall have been satisfied in full;

         (e) concurrently with the execution of this Agreement, the Vendor shall have procured from Glaxo Wellcome plc and delivered a letter to the Purchaser confirming Section 3.01(h) in respect of its own senior management and shall have delivered to the Purchaser a letter dated as of the Closing Date to the same effect as referred to in Section 3.01; and

         (f) the shareholders of the Purchaser, excluding the Vendor, shall have approved the purchase of the Shares as contemplated hereby, by the affirmative vote of at least 50% of the shares voted at a Special Meeting of Shareholders or such higher or different approval margin as may be required by securities regulators or law.

         (2) In case any term or covenant of the Vendor or condition to be performed or complied with for the benefit of the Purchaser at or prior to the Time of Closing shall not have been performed or complied with at or prior to the Time of Closing, the Purchaser may, without limiting any other right that the Purchaser may have, rescind this Agreement or waive compliance with any such term, covenant or condition in whole or in part on such terms as may be agreed upon without prejudice to any of its rights of rescission in the event of non-performance of any other term, covenant or condition in whole or in part.

5.02             Conditions for the Benefit of the Vendor

         (1) The sale by the Vendor of the Shares is subject to the following conditions which are for the exclusive benefit of the Vendor to be performed or complied with at or prior to the Time of Closing:

         (a) the representations and warranties of the Purchaser set forth in Section 3.02 shall be true and correct at the Time of Closing with the same force and effect as if made at and as of such time;

         (b) the Purchaser shall have performed or complied with all of the terms, covenants and conditions of this Agreement to be performed or complied with by the Purchaser at or prior to the Time of Closing;

         (c) the Vendor shall have been furnished with such certificates, affidavits or statutory declarations of the Purchaser or of officers of the Purchaser as the Vendor or the Vendor's counsel may reasonably think necessary in order to establish that the terms, covenants and conditions contained in this Agreement to have been performed or complied with by the Purchaser at or prior to the Time of Closing have been performed and complied with and that the representations and warranties of the Purchaser herein given are true and correct at the Time of Closing; and

         (d) all necessary steps, proceedings and regulatory notifications and approvals shall have been taken given or received to permit the Shares to be duly and regularly transferred to the Purchaser including the granting of exemption orders from applicable securities law requirements on terms acceptable to the Vendor's and the Purchaser's respective counsel acting reasonably and all conditions required under the exemption orders shall have been satisfied in full.

         (2) In case any term or covenant of the Purchaser or condition to be performed or complied with for the benefit of the Vendor at or prior to the Time of Closing shall not have been performed or complied with at or prior to the Time of Closing, the Vendor may, without limiting any other right that the Vendor may have, rescind this agreement or waive compliance with any such term, covenant or condition in whole or in part on such terms as may be agreed upon without prejudice to any of its rights of rescission in the event of non-performance of any other term, covenant or condition in whole or in part.

                              ARTICLE 6 - GENERAL

6.01             Further Assurances

                 Each of the Vendor and the Purchaser shall from time to time execute and deliver all such further documents and instruments and do all acts and things as the other party may, either before or after the Closing Date, reasonably require to effectively carry out or better evidence or perfect the full intent and meaning of this Agreement.

6.02             Time of the Essence

                 Time shall be of the essence of this Agreement.

6.03             Commissions

                 Each of the parties hereto shall indemnify and save harmless the other party from and against any claims whatsoever for any commission or other remuneration payable or alleged to be payable to any person based on the engagement or alleged engagement by that party of any finder, agent or other person in connection with the transaction contemplated hereunder.

6.04             Fees and Expenses

                 Each of the parties hereto shall pay their respective legal and accounting costs and expenses incurred in connection with the preparation, execution and delivery of this Agreement and all documents and instruments executed pursuant hereto and any other costs and expenses whatsoever and howsoever incurred.

6.05             Public Announcements

                 No public announcement or press release concerning the sale and purchase of the Shares shall be made by the Vendor or the Purchaser prior to obtaining final regulatory approval, or provisional regulatory approval on a basis satisfactory to the Vendor acting reasonably, and thereafter no such public announcement or press release shall be made without the joint approval of the Vendor and the Purchaser as to the content thereof.

6.06             Benefit of the Agreement

                 This Agreement shall enure to the benefit of and be binding upon the respective heirs, executors, administrators, successors and permitted assigns of the parties hereto.

6.07             Entire Agreement

                 This Agreement constitutes the entire agreement between the parties hereto with respect to the subject matter hereof and cancels and supersedes any prior understandings and agreements between the parties hereto with respect thereto. There are no representations, warranties, terms, conditions, undertakings or collateral agreements, express, implied or statutory, between the parties other than as expressly set forth or referred to in this Agreement or will form part of the Closing arrangements.

6.08             Amendments and Waiver

                 No modification of or amendment to this Agreement shall be valid or binding unless set forth in writing and duly executed by both of the parties hereto and no waiver of any breach of any term or provision of this Agreement shall be effective or binding unless made in writing and signed by the party purporting to give the same and, unless otherwise provided, shall be limited to the specific breach waived.

6.09             Assignments

                 This Agreement may not be assigned by the either party hereto without the prior written consent of the other party.

6.10             Notices

                 Any demand, notice or other communication to be given in connection with this Agreement shall be given in writing and shall be given by personal delivery or by electronic means of communication addressed to the recipient as follows:

                 To the Vendor:

                          Glaxo Wellcome Inc.
                          7333 Mississauga Road North
                          Mississauga, Ontario
                          L5N 6L4

                          Attention: Paul Lucas

                          Facsimile: 905-819-3097

                 To the Purchaser:

                          BioChem Pharma Inc.
                          275 Boul-Armand-Frappier
                          Laval, Quebec
                          Canada
                          H7V 4A7

                          Attention: Dr. Francesco Bellini

                          Facsimile: 450-978-7899

or to such other address, individual or electronic communication number as may be designated by notice given by either party to the other. Any demand, notice or other communication given by personal delivery shall be conclusively deemed to have been given on the day of actual delivery thereof and, if given by electronic communication, on the day of transmittal thereof if given during the normal business hours of the recipient and on the Business Day during which such normal business hours next occur if not given during such hours on any day.

6.11             Governing Law

                 This Agreement shall be governed by and construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein.

6.12             Attornment

                 For the purpose of all legal proceedings this Agreement shall be deemed to have been performed in the Province of Ontario and the courts of the Province of Ontario shall have jurisdiction to entertain any action arising under this Agreement. The Vendor and the Purchaser each hereby attorns to the jurisdiction of the courts of the Province of Ontario.

                 IN WITNESS WHEREOF the parties have executed this Agreement.

                                  GLAXO WELLCOME INC.


                                  By:   /s/ Karin Huber-Levy
                                       --------------------------------------


                                  BIOCHEM PHARMA INC.


                                  By:   /s/Dr. Francesco Bellini
                                       -------------------------------------

                                                                    SCHEDULE A

                                PROMISSORY NOTE

Amount:  US$80,000,000                                           Laval, Quebec

     FOR VALUE RECEIVED, the undersigned, BIOCHEM PHARMA INC., a corporation incorporated under the laws of Canada (the "Corporation"), hereby promises to
pay to or to the order of Glaxo Wellcome Inc. ("Glaxo") on January   , 2001 by
wire transfer to an account to be designated in writing by Glaxo, or by such other means as may be designated by Glaxo from time to time, the sum of EIGHTY MILLION DOLLARS (US $80,000,000) in lawful money of the United States of America in immediately available funds, with interest thereon calculated and payable in the same currency at a rate of five percent (5%) per annum, compounded annually from the date hereof, as well after as before maturity (whether at scheduled maturity, by acceleration or otherwise) and both before and after default and judgment. Interest shall be calculated using the nominal, and not the effective, rate method of calculation on the basis of a calendar year, until payment thereof.

     Terms used and not otherwise defined in this Promissory Note are used herein with the meanings ascribed thereto in a share purchase agreement dated June 11, 1999 between the Corporation and Glaxo as the same may be amended, modified or restated from time to time in accordance with the terms thereof ("Share Purchase Agreement").

     Upon the occurrence of an Acceleration Event the principal of, and interest on, this Promissory Note shall forthwith become due and payable by the Corporation without presentment, protest, notice of dishonour or any other notice whatsoever, all of which are hereby expressly waived by the Corporation.

     The indebtedness evidenced hereby may be prepaid in whole or in part, together with interest accrued thereon to the date of prepayment, at any time and from time to time, without penalty upon five (5) Business Days' prior written notice to Glaxo. Any such prepayments shall be credited first to any accrued and unpaid interest and then to the outstanding principal balance hereof.

     The Corporation acknowledges and agrees that Glaxo shall have the benefit of the Acknowledgment and Direction dated July , 1999 in connection with the indebtedness of the Corporation evidenced by the Promissory Note.

     Time is of the essence in this Note. All payments hereunder will be made without days of grace. No failure to accelerate the indebtedness evidenced hereby, acceptance of past-due instalment or other indulgences granted from time to time, shall be construed as a novation of this Note or as a waiver of such right of acceleration or of the right of Glaxo to insist upon strict compliance with the terms of this Note or to prevent the exercise of such right of acceleration or any other right granted hereunder or by applicable laws. No extension of the time for payment of the indebtedness evidenced hereby shall operate to release, discharge, modify, change or affect the original liability of the Corporation hereunder or that of any other person now or hereafter liable for payment of the indebtedness evidenced hereby, in whole or in part, unless the Lender agrees otherwise in writing.

     The Corporation shall pay all principal and interest without set-off or counterclaim and without deduction or withholding for or on account of any present or future taxes, levies, duties, imposts or other charges of any kind.

     The Corporation agrees to pay all costs and expenses (including all reasonable legal costs on a solicitor and client basis and disbursements) paid or incurred by the Lender in the interpretation of this Note, in collecting all amounts payable hereunder after the same shall become due and payable or in exercising any rights under any security granted in connection with this Note. All such costs and expenses shall be paid forthwith upon demand by the Lender.

     All notices and other communications required or permitted to be given under this Promissory Note shall be given in accordance with the Share Purchase Agreement.

     This Note will be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein.

     DATED as of July  , 1999.

                          BIOCHEM PHARMA INC.


                          Per:
                                  ------------------------------
                                  Dr. Francesco Bellini
                                  Chief Executive Officer

                          I have authority to bind the Corporation.

                                                                    SCHEDULE B

                         ACKNOWLEDGMENT AND DIRECTION

     THIS ACKNOWLEDGMENT AND DIRECTION made as of July , 1999, among GLAXO WELLCOME INC., a corporation amalgamated and continued under the laws of the Province of Ontario (hereafter referred to as the "Vendor"), BIOCHEM PHARMA INC., a corporation incorporated under the laws of Canada (hereafter referred to as the "Purchaser"), TANAUD INTERNATIONAL B.V., a corporation incorporated under the laws of the Netherlands ("TIB"), TANAUD IRELAND INC., a corporation formed under the laws of Ireland ("TII"), TANAUD HOLDINGS (BARBADOS) LIMITED, a corporation incorporated under the laws of Barbados ("THB"), GLAXO WELLCOME INC., a corporation incorporated under the laws of the State of North Carolina ("GWUS"), GLAXO GROUP LIMITED, a company incorporated under the laws of England ("Group") and the other affiliates of the Vendor from time to time parties hereto as licensees (Group, the Vendor and each such affiliate each a "Licensee" and, together the "Licensees") and the other affiliates of the Purchaser from time to time parties hereto.

     WHEREAS the Vendor and the Purchaser are parties to a share purchase agreement made as of June 11, 1999, as the same may be amended, modified or restated from time to time in accordance with the terms thereof ("Share Purchase Agreement");

     AND WHEREAS the Purchaser is obligated to the Vendor in the principal amount of US$80,000,000 together with interest thereon as evidenced by a promissory note of the Purchaser dated July , 1999 ("Promissory Note");

     AND WHEREAS the parties hereto have entered into a revised and restated master license agreement made November 20, 1995, as such license agreement may be amended, modified or restated from time to time in accordance with the terms thereof (the "License Agreement") which obligates certain of the Licensees to make royalty payments to TIB and TII from time to time as more particularly set out in the License Agreement.

     NOW THEREFORE THIS AGREEMENT WITNESSES that for good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto agree as follows:

                          ARTICLE 1 - INTERPRETATION

     1.01        Definitions

         (a) In this Agreement, unless something in the subject matter or content is inconsistent therewith, the terms used and not otherwise defined in this Agreement are used with the respective meanings ascribed thereto in the Share Purchase Agreement.

         (b) "Obligations" means the principal of, interest on, and all other amounts payable under the Promissory Note.

     1.02        Headings

     The division of this Agreement into Articles and Sections and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Agreement. The terms "this Agreement", "hereof", "hereunder" and similar expressions refer to this Agreement and not to any particular Article, Section or other portion hereof and include any agreement supplemental hereto. Unless something in the subject matter or context is inconsistent therewith, references herein to Articles and Sections are to Articles and Sections of this Agreement.

     1.03        Extended Meanings

     In this Agreement words importing the singular number only shall include the plural and vice versa, words importing the masculine gender shall include the feminine and neuter genders and vice versa and words importing persons shall include individuals, partnerships, associations, trusts, unincorporated organizations and corporations.

     1.04        Schedule

The following Schedule is annexed hereto and incorporated by reference and deemed to be part hereto.

                 Schedule A - License Agreements

                       ARTICLE 2 - OPERATIVE PROVISIONS

     2.01        Assignment of Royalties

     Notwithstanding any term or provision of any License Agreement to the contrary, each License Agreement is hereby amended to require each Licensee to pay to the Vendor, and each Licensee is hereby irrevocably authorized and directed by the Purchaser, TIB, TII and the affiliates of the Purchaser from time to time parties hereto to pay to the Vendor, 50% of all royalty payments due to be paid by the relevant Licensee to the Purchaser, TIB, TII or such affiliates under each License Agreement after the maturity of the Promissory Note or after the occurrence of an Acceleration Event, in each case until the Vendor shall have received in aggregate an amount equal to the unpaid Obligations and this Agreement shall be good and sufficient authority for each Licensee so doing. Concurrently with receipt of each amount paid to it pursuant to this Section 2.01, the Vendor shall give written notice to the Purchaser of such receipt and of the amount of the unpaid Obligations after such receipt. Each payment made by a Licensee pursuant to this Section shall satisfy and discharge the obligation of such Licensee under each License Agreement in a corresponding amount. Each Licensee acknowledges receipt of notice of this Agreement.

     2.02        Amendment of License Agreements

         (a) If for any reason Section 2.01 is not effective to cause the Vendor to receive payments from Licensees in an amount equal to the unpaid Obligations, each License Agreement is hereby amended to reduce the royalty that, but for this Section would have been payable by each Licensee under such License Agreement, by 50% after the maturity of the Promissory Note or after the occurrence of an Acceleration Event, in each case until the aggregate amount of such reduced royalties equals the unpaid Obligations.

         (b) Each license agreement between the Purchaser, the Vendor and/or their respective affiliates entered into after the date hereof, shall be subject to this Section and shall become a "License Agreement" for the purposes of this Agreement.

     2.03        Discharge Pro Tanto

     Each payment received by the Vendor from a Licensee pursuant to Section
2.01 and/or each amount which a royalty payment is reduced by reason of
Section 2.02 shall reduce the unpaid Obligations pro tanto.

     2.04        Amendment to Schedule A

     Schedule A to this Agreement shall be amended automatically to add thereto each license agreement entered into between the Vendor, the Purchaser and/or their respective affiliates after the date hereof. Each Licensee and each affiliate of the Purchaser party to each such license agreement shall be deemed to be a party to this Agreement forthwith upon the execution and delivery of such license agreement. Despite the foregoing,

         (a) the Vendor may from time to time send to the Purchaser an amended Schedule A setting out the Licensees, the names of the affiliates of the Purchaser party thereto and the particulars of such license agreements as at the date of such Schedule. Such Schedule A shall replace the preceding Schedule A to this Agreement and shall be deemed to be accurate, absent manifest error; and

         (b) each Licensee and each affiliate of the Purchaser identified in such new Schedule A may signify its adherence to this Agreement by executing and delivering a counterpart of this Agreement.

            ARTICLE  3 - REPRESENTATIONS, WARRANTIES AND COVENANTS

     3.01        Representations, Warranties and Covenants

     The Purchaser represents, warrants to and covenants with the Vendor that:

         (a) it, or its affiliates parties hereto, are the legal and equitable owner of all right, title and interest under each License Agreement free and clear of all liens, charges, security interests, encumbrances and any other rights of others;

         (b) neither it, nor any of its affiliates parties hereto, has sold, transferred or assigned any of its right, title or interest under any License Agreement (including without limitation, the right to receive royalties thereunder), to any person;

         (c) it, and its affiliates parties hereto, have good and sufficient power, authority and right to enter into and deliver this Agreement;

         (d) this Agreement has been duly executed and delivered by the Purchaser and its affiliates parties hereto and constitutes a legal, valid and binding obligation of the Purchaser and such affiliates enforceable against the Purchaser and such affiliates in accordance with its terms except to the extent that enforcement may be restricted by any applicable bankruptcy, insolvency, moratorium, reorganization, winding-up or other similar laws affecting the enforcement of creditors' rights generally and the fact that equitable remedies, such as injunctive relief and specific performance, are in the discretion of the court;

         (e) the execution and delivery of this Agreement and the performance by the Purchaser and its affiliates parties hereto of their obligations hereunder (i) does not violate or result in the breach of, and with the giving of notice, lapse of time or other condition will not result in the breach of, any agreement to which the Purchaser or any such affiliate is a party or by which the Purchaser or any such affiliate is bound and (ii) does not, and will not, result in the imposition of any lien, charge, security interest, encumbrance or any other rights of others on the undertaking, property or assets of the Purchaser or any such affiliate or any part thereof;

         (f) for the purposes of perfection of the interest of the Vendor constituted by this Agreement, the domicile, chief executive office and principal place of business of the Purchaser, TIB and TLLC are (i) 275 Boul-Armand-Frappier, Laval, Quebec, H7V 4A7, (ii) Fred. Roeskestraat 123, First Floor, 1076 EE Amsterdam, The Netherlands and (iii) Shannon Airport House, Shannon, Co. Clare, Ireland, respectively; and

         (g) neither the Purchaser, TIB nor TII will change its name, domicile, chief executive office or principal place of business without 15 Business Days' prior written notice to the Vendor.

                              ARTICLE 4 - GENERAL

     4.01        Further Assurances

     The Purchaser shall from time to time execute and deliver all such further documents, financing statements and instruments and do all acts and things as the Vendor may reasonably require to effectively carry out or better evidence or perfect the full interest and meaning of this Agreement.

     4.02        Perfection of Interest of Vendor

     The Purchaser, TIB and TII acknowledge that the Vendor may from time to time make such filings and registrations as it may deem necessary or desirable to perfect its interests constituted by this Agreement. The Purchaser, TIB and TII acknowledge receipt of an executed copy of this Agreement.

     4.03        Time of the Essence

     Time shall be of the essence of this Agreement.

     4.04        Benefit of this Agreement

     This Agreement shall enure to the benefit of and be binding upon the successors and assigns of the parties thereto.

     4.05        Amendment and Waiver

     Except as provided in Section 2.04 hereof, no modification of or an amendment to this Agreement shall be valid or binding unless set forth in writing and duly executed by the parties hereto and no waiver of any breach of any term or provision of this Agreement shall be effective or binding unless made in writing and signed by the party purporting to give the same and, unless otherwise provided, shall be limited to the specific breach waived.

     4.06        Notices

     Any demand, notice or other communication to be given in connection with this Agreement shall be given in accordance with Section 6.10 of the Share Purchase Agreement.

     4.07        Counterparts and Facsimile

     This Agreement may be executed in any number of counterparts, each of which when executed and delivered shall be deemed to be an original, and such counterparts together shall constitute one and the same agreement. For the purposes of this Section, the delivery of a facsimile copy of an executed counterpart of this Agreement shall be deemed to be valid execution and delivery of this Agreement, but the party delivering a facsimile copy shall deliver an original copy of this Agreement as soon as possible after delivering the facsimile copy.

     4.08        Governing Law

     This Agreement shall be governed by and constituted in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein.

     4.09        Attornment

     For the purpose of all legal proceedings this Agreement shall be deemed to have been performed in the Province of Ontario and the courts of the Province of Ontario shall have jurisdiction to entertain any action arising under this Agreement. Each of the parties hereto attorns to the jurisdiction of the courts of the Province of Ontario.

     IN WITNESS WHEREOF the parties have executed this Agreement.


                                  BIOCHEM PHARMA INC.

                                  By:                                  (c/s)
                                       ------------------------------
                                  Name:
                                  Title:


                                  GLAXO WELLCOME INC. (Canada)

                                  By:                                  (c/s)
                                       ------------------------------
                                  Name:
                                  Title:


                                  TANAUD INTERNATIONAL B.V.

                                  By:                                  (c/s)
                                       ------------------------------
                                  Name:
                                  Title:


                                  TANAUD IRELAND INC.

                                  By:                                  (c/s)
                                       ------------------------------
                                  Name:
                                  Title:


                                  TANAUD HOLDINGS (BARBADOS) LIMITED


                                  By:                                  (c/s)
                                       ------------------------------
                                  Name:
                                  Title:

                                  GLAXO WELLCOME INC. (U.S.)


                                  By:                                  (c/s)
                                       ------------------------------
                                  Name:
                                  Title:


                                  GLAXO GROUP LIMITED

                                  By:                                  (c/s)
                                       ------------------------------
                                  Name:
                                  Title:

                                  SCHEDULE A


                               LICENSE AGREEMENT

                              As at July  , 1999

1. Revised and Restated Master Licence Agreement made November 20, 1995 between Group, the Vendor, GWUS, the Purchaser, THB, TIB, TII, as the same may be amended, modified or restated from time to time in accordance with its terms.

                           EXHIBIT 3 TO SCHEDULE 13D

SOURCE: Glaxo Wellcome plc

DATE: 11 June, 1999

SUBJECT: News -- Glaxo Wellcome Share Purchase Agreement with BioChem Pharma
         Inc.

         Glaxo Wellcome plc announces an agreement in principle with BioChem Pharma Inc., whereby BioChem Pharma will buy back 8 million of its own shares from Glaxo Wellcome's Canadian subsidiary, Glaxo Wellcome Inc., at a price of US$20 per share. Payment for these shares will be made in two stages, US$80 million on completion and the remaining US$80 million in 18 months time. These shares will be cancelled by BioChem Pharma. As a result of this transaction Glaxo Wellcome's holding in BioChem Pharma will decrease from 12.2. per cent to 5.3 per cent of its reduced outstanding share capital. Glaxo Wellcome has also agreed not to dispose of its remaining holding before 31 December 2000. Completion of the transaction is conditional on the approval of the Canadian regulatory authorities and BioChem Pharma's shareholders, and is expected to take place in the second half of 1999.

         Commenting on the transaction, Glaxo Wellcome's Finance Director, John Coombe, said:-

         "This sale reflects Glaxo Wellcome's philosophy towards the investments it has acquired in companies as a consequence of entering into research or licensing collaborations with them. Our practice is to realise these investments over time and reinvest the proceeds in our core business. This divestment represents a logical step in a successful relationship, while still enabling Glaxo Wellcome to benefit from holding a significant financial interest in BioChem Pharma as it matures into an integrated biopharmaceutical company."

         Dr Francesco Bellini, Chief Executive Officer of BioChem Pharma Inc. commented:-

         "We are very pleased that this share buy back has been agreed. Everyone benefits - BioChem has greater independence to pursue its business strategy, Glaxo Wellcome sees a return on its long-held investment and the orderly buy back not only removes a perceived share overhang, but is accretive to future BioChem earnings per share."

         Glaxo Wellcome's collaboration with BioChem Pharma covers the HIV treatments Epivir and Combivir, which together had sales in 1998 of over (Pound Sterling)600 million, as well as Zeffix (lamivudine) for the treatment of Hepatitis B, which has recently been launched in its first markets. The success to date of these products, and their future potential, reflects the benefits of the collaboration between BioChem Pharma and Glaxo Wellcome, which commenced in 1990.

         Glaxo Wellcome is a research-based company committed to fighting disease by bringing innovative medicines and services to patients throughout the world and to healthcare providers who serve them.

         Epivir, Combivir and Zeffix are trademarks of the Glaxo Wellcome group of companies.

         S J Cowden
         Secretary

                                           EXHIBIT 4 TO SCHEDULE 13D

SOURCE: BioChem Pharma Inc.

DATE: June 11, 1999

SUBJECT: News -- For Immediate Release

         BioChem Pharma Announces Agreement in Principle to Purchase 8 Million BioChem Common Shares from Glaxo Wellcome Inc.

         Laval, Quebec, Canada -- BioChem Pharma Inc. (NASDAQ: BCHE; Montreal Exchange and The Toronto Stock Exchange: BCHE) announced today that it has reached an agreement in principle with Glaxo Wellcome Inc. whereby BioChem will purchase for cancellation 8 million BioChem common shares held by Glaxo Wellcome at a price of U.S.$20 per share.

         The agreement is subject to regulatory approval and a majority approval of BioChem shareholders, excluding Glaxo Wellcome, a related party to the transaction. The mailing of an information circular explaining the transaction is expected to start the week of 14 June 1999 and a special meeting of shareholders will be convened on or about 19 July 1999.

         Payment for these shares will be made in two stages, U.S.$80 million on completion and the remaining U.S.$80 million in 18 months time. These shares will be cancelled. As a result of this transaction, Glaxo Wellcome's holding in BioChem Pharma will decrease from 12.2 per cent to 5.3 per cent of the Company's reduced outstanding share capital.

         This transaction does not change the Company's publicly held share float. Glaxo Wellcome has agreed not to dispose of its remaining holding before 31 December 2000.

         Dr. Francesco Bellini, Chief Executive Officer, BioChem Pharma Inc. said, "We are very pleased that this share buy-back has been agreed. Everyone benefits -- BioChem has greater independence to pursue its business strategy, Glaxo Wellcome sees a return on its long-held investment and the orderly buy-back not only removes a perceived share overhang, but is accretive to future BioChem earnings per share."

         "This sale reflects Glaxo Wellcome's philosophy towards the investments it has acquired in companies as a consequence of entering into research or licensing collaborations with them. Our practice is to realise these investments over time and reinvest the proceeds in our core business. This divestment represents a logical step in a successful relationship, while still enabling Glaxo Wellcome to benefit from holding a significant financial interest in BioChem Pharma as it matures into an integrated biopharmaceutical company," commented John Coombe, Glaxo Wellcome's Finance Director.

         BioChem Pharma is an international biopharmaceutical company dedicated to the research, development and commercialization of innovative products for the prevention and treatment of human diseases with a focus in the anti-infective and anticancer areas. The Company lists its common shares on the Montreal Exchange and The Toronto Stock Exchange (BCH) and on the NASDAQ National Market
         (BCHE).

         This press release contains forward-looking statements, which reflect the Corporation's current expectation regarding future events. The forward-looking statements involve risks and uncertainties. Actual events could differ materially from those projected herein and depend on a number of factors. Investors should consult the Corporation's ongoing quarterly filings, annual reports and 40-F filings for additional information on risks and uncertainties relating to these forward-looking statements. The reader is cautioned not to rely on these forward-looking statements. The Corporation disclaims any obligation to update these forward-looking statements.

         FOR ADDITIONAL INFORMATION:

         Christine Lennon (investors)  (450) 978-7771
         Michele Roy (media)  (450) 978-7938
         Corporate Communications
         BioChem Pharma Inc.
         E-mail: corpcom@biochempharma.com